UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 30, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated August 30, 2013, entitled “2013 Interim Report.”
99.2	Announement dated August 30, 2013, entitled “Notification Letter and Request Form For Non-Registered Holders.”

Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	CEO’S STATEMENT

6	KEY FIGURES

7	BUSINESS OVERVIEW

10	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

12	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

14	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

15	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

16	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

58	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

60	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

During the first half of the year, the world’s major economies has shown signs of improvement. The U.S. economy recorded a mild recovery; the European debt crisis situation continued easing. Although the rate of economic growth in China slightly declined, it is still expected that China can meet its annual economic development target this year.

Faced with a complex external environment, the Company focused on reinforcing its development. We actively promoted the development of new oil and gas fields offshore China and strengthened our management of existing producing oil and gas fields, maintaining steady production growth for the Company. For overseas development, we successfully completed the acquisition of Nexen Inc. (“Nexen”) with smooth progress made for post-transaction integration. At the same time, the Company maintained strong profitability and achieved satisfactory results.

Significant achievements in exploration were made in the first half of the year. In our core operating area, offshore China, we obtained two mid-sized oil discoveries, namely Bozhong 8-4 and Kenli 10-4, and successfully appraised the oil and gas structure of Penglai 15-2. Such new discoveries and successful appraisals will provide strong support for the “New Leap Forward” blueprint of CNOOC Limited.

I am pleased to note that oil and gas production of the Company in both China and overseas continued to grow steadily. Apart from contributions from the newly acquired Nexen, new oil and gas fields brought on stream since 2012 have become the major source of our production growth. These are results of our intensive work and careful planning in offshore China, and further demonstrate the enormous potential in the offshore China area. As part of the Company’s major asset portfolio, overseas projects such as Eagle Ford in the U.S. have also become an important source of production growth. While putting great efforts to boost production growth, we have continued to monitor the integrity of our production facilities to ensure safe and environment-friendly operations at our oil and gas fields.

In February 2013, the Company completed the acquisition of Nexen. Following the acquisition, we have concentrated on the integration of Nexen through setting up a special committee, formulating integration strategies, consolidating business lines and enhancing communication with Nexen’s staff. For the first half of the year, the transaction has already contributed to the production of the Company. In the long run, Nexen’s value to the Company as well as to our shareholders, including its ample reserve base, advanced technologies for oil and gas development, and its experienced management and employee teams, will be gradually revealed and realized.

Benefiting from strong oil and gas production growth, the Company achieved a net profit of RMB34.38 billion despite a small decline in international oil prices, representing an increase of 7.9% year over year. Based on the Company’s strong financial position and in accordance with the Company’s dividend policy, the board of directors of the Company declared an interim dividend of HK$0.25 (tax inclusive) per share for the first half of 2013.

The Company has entered into a new phase of development and will endeavour to realize its “New Leap Forward” blueprint. To this end, the Company will continue to maintain its high standards in health, safety and environmental protection, strengthen risk management and build a talented team in order to raise the Company’s core competitiveness and capability for sustainable development, which will lead to an even brighter future for the Company.

WANG Yilin Chairman

Hong Kong, 20 August 2013

CEO’s Statement

Dear Shareholders,

For the first half of 2013, the Company made smooth progress in exploration, development and production as well as overseas development, maintained a sound financial position and achieved satisfactory results. I am pleased to review with you our achievements for the first half of the year and share with you our plans for the second half.

REVIEW FOR THE FIRST HALF OF THE YEAR

In the first half of the year, the Company continued to focus on exploration, development and production and achieved encouraging results. In overseas, the Company successfully completed the acquisition of Nexen which has greatly enhanced our international profile. At the same time, the Company continued to maintain sound health, safety and environmental protection records.

For exploration, achievements in offshore China remained strong and progresses were made in overseas. During the first half of the year, the Company made 7 new discoveries and 18 successful appraisal wells in offshore China. The new discovery of Bozhong 8-4 indicated a major breakthrough in oil and gas exploration on Neogene shallow layers which have shifted from uplifts to depressions, which will lead to a new phase for oil and gas exploration in the western slope of Bozhong area and reveal the exploration potential of other faults in similar geological structures. Another discovery, Kenli 10-4 opened up a new horizon in the exploration of oil and gas of south slope of Laizhou Sag. In overseas, we made a new discovery under the HBR permit in Algeria.

For development and production, net oil and gas production in the first half of the year increased significantly to 198.1 million BOE, representing an increase of 23.1% year over year. Excluding the contribution of 24.8 million BOE from Nexen, the Company’s net production reached 173.3 million BOE, representing a 7.7% increase year over year, mainly benefiting from the followings:

Firstly, production from projects that commenced production since 2012, including Panyu 4-2/5-1 adjustment, Lufeng 13-2 adjustment and Liuhua 4-1, increased steadily; secondly, Penglai 19-3 oilfield resumed production, with output volume gradually returning; thirdly, in overseas, oil and gas production from Eagle Ford in the U.S. and the Missan oilfields in Iraq ramped up steadily, bringing new impetus to production growth. In addition, maintaining high production efficiency in the producing fields also contributed to the growth of production.

On 26 February 2013, the Company completed the acquisition of Nexen, creating a new milestone in the Company’s overseas development. The acquisition will provide us with a more economically efficient platform with higher growth potential, and generate synergies for our existing operation, including a lower-risk, more efficient portfolio of core producing assets, access to exploration opportunities worldwide, and expanded capabilities in exploration, development, and project management. Following the completion of the transaction, the Company and Nexen began to pursue orderly integration, in the areas of management, resources development and corporate culture. As part of our commitment at the time of the acquisition, the Company has been actively working on the application for listing on the Toronto Stock Exchange.

In the first half of the year, the Company posted strong performance on key financial indicators: oil and gas sales reached RMB 110.80 billion, representing an increase of 15.8% year over year, primarily due to the increase of oil and gas production. Net profit was RMB 34.38 billion, and earnings per share amounted to RMB 0.77, representing an increase of 7.9% year over year. The cost for operations of the Company has been satisfactorily under control, resulting in an all-in cost per BOE of US$37.81 (excluding Nexen), representing an increase of 9.3% year over year, among which the operating cost increased slightly by 2.4%.

OUTLOOK FOR THE SECOND HALF OF THE YEAR

For the second half of the year, we will continue to enhance our businesses in a meticulous and conscientious manner. Specifically, the Company will focus on the development of the following:

Firstly, promote the timely commencements of the new projects and implement recovery enhancement measures such as infill drilling to accomplish the full year production target;

Secondly, continue to carry out exploration activities and conduct the appraisal of new discoveries made during the first half of the year;

Thirdly, continue to push forward integration work following the acquisition of Nexen and maximize the value of the integration while maintaining stable and efficient operation of Nexen;

Fourthly, continue to strengthen the management and system construction for health, safety and environmental protection to ensure safe and environmental-friendly production.

In the second half of the year, we will work hard to achieve goals for the year and deliver satisfactory results to our shareholders.

LI Fanrong Chief Executive Officer

Hong Kong, 20 August 2013

Key Figures

	Six months ended 30 June
	2013	2012

Net profit, million RMB	34,383	31,869
Basic earnings per share, RMB	0.77	0.71

Total oil and gas sales, million RMB	110,799	95,658
Total revenue, million RMB	139,027	118,268

Interim dividend per share, HK$ (tax inclusive)	0.25	0.15

Net Production*
Oil, million barrels	161.2	127.0
Gas, billion cubic feet	214.4	195.7
Total, million BOE	198.1	160.9

*	Including our interest in equity-accounted investees, which is approximately 8.0 million BOE for the first half of 2013 and approximately 8.7 million BOE for the first half of 2012.

Business Overview

EXPLORATION

In the first half of 2013, approximately 15,000 km 2D seismic data and 9,500 km² 3D seismic data were acquired and 48 exploration wells were drilled in offshore China. 7 new discoveries were made and 18 successful appraisal wells were obtained in offshore China, resulting in a success rate of independent exploration wells of 53%-81%. Meanwhile, one new discovery was made overseas, namely RDA-1 under HBR permit in Algeria.

The Company’s major exploratory activities in the first half of 2013 are shown in the table below*:

	Wildcat		Appraisal Wells
		Success +		Success +
Exploration Wells	Completed	Uncertain	Completed	Uncertain

Offshore China (Independent)	20	7+8	27	18+5
Offshore China (PSC)	1	0+1	0	0+0
Overseas	5	1+3	4	3+0

Seismic Data		2D (km)		3D (km2)

Independent		15,025		6,147
PSC		0		3,346

Total		15,025		9,493

* Excluding Nexen.

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized operation resources to enable engineering construction progressed smoothly. Weizhou 6-12 and Wenchang 8-3 east commenced production as scheduled. Suizhong 36-1 Phase II adjustment, Weizhou 12-8 west and Wenchang 19-1 north projects are ready for production with engineering construction completed. In addition, offshore installation work for Qikou 18-1 adjustment project and Liwan 3-1 was completed. In overseas, Rochelle gas field, located in North Sea, is expected to commence production in the second half of the year.

In the first half of the year, the Company’s total net production recorded a strong growth and reached 198.1 million BOE, representing an increase of 23.1% year over year. Net production of the Company without taking into account 24.8 million BOE from Nexen was 173.3 million BOE, representing an increase of 7.7% year over year, of which 132.2 million BOE were from offshore China, representing an increase of 5.9% year over year, and 41.1 million BOE were from overseas, representing an increase of 13.7% year over year. The increase was mainly attributable to, firstly, the contribution from new oil and gas fields, including Panyu 4-2/5-1 adjustment, Lufeng 13-2 adjustment and Liuhua 4-1; secondly, resumption and ramp up of production from Penglai 19-3 oilfield; and thirdly, in overseas, the increased production from Eagle Ford shale oil and gas project in the U.S. and Missan oilfields in Iraq. In addition, producing fields maintained high production efficiency.

In the second half of the year, the Company will continue to implement measures to stabilize and enhance the performance of producing oil and gas fields, to ensure the timely commencement of new development projects in order to achieve the annual production target for 2013.

The Company’s production by regions is shown in the table below:

	First half of 2013		First half of 2012
	Oil	Gas	Oil	Gas
	(million		(million
	barrels)	(bcf)	barrels)	(bcf)

Offshore China
Bohai	72.3	23.7	72.0	22.9
Western South China Sea	12.7	60.2	12.6	63.9
Eastern South China Sea	27.3	26.6	20.1	25.3
East China Sea	0.23	5.5	0.26	6.0

Subtotal	112.5	116.0	104.9	118.1

Overseas
Asia	5.0	22.7	2.1	32.1
Oceania	0.7	15.5	0.7	14.1
Africa	13.0	–	11.4	–
North America	12.7	32.6	3.5	8.5
South America	4.1	23.0	4.3	22.9
Europe	13.1	4.6	–	–

Subtotal	48.6	98.4	22.0	77.6

Total	161.2	214.4	127.0	195.7

Total net production (million BOE)	198.1		160.9

CAPITAL EXPENDITURE AND COST

In the first half of 2013, cash outflow from investing activities was mainly used in acquisition, exploration activities and project development. Aquisiton activities included the payments of RMB92,784 million for the acquisition of Nexen, and RMB379 million to fund Chesapeake’s share of drilling and completion costs pursuant to the commitment made at the acquisition of the Niobrara project. Our development expenditures are primarily spent on the development of the Nexen’s projects, Eagle Ford, OML130, and Suizhong 36-1 Phase II adjustment, as well as those incurred for improving recovery rate of the producing fields.

Compared with the first half of 2012, our expenses in the first half of 2013 increased primarily as a result of increased operating expenses and depreciation, depletion and amortization. Our operating expenses increased 49.2% to RMB 13,060 million in the first half of 2013 from RMB 8,753 million in the first half year of 2012. Our depreciation, depletion and amortization increased 74.3% to RMB 26,440 million in the first half of 2013 from RMB 15,172 million in the first half of 2012. These increases were mainly due to newly acquired business of Nexen.

For our commitment related to our exploration, development and production, please refer to note 20 – Commitments and contingencies – (i) Capital commitments to the Interim Condensed Consolidated Financial Statements on page 44 of this interim report.

Save as disclosed in this interim report, there has not been any material change in our performance and the material factors underlying our results and financial position during the first half of the year.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the six months ended 30 June 2013
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2013	2012
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	4	110,799	95,658
Marketing revenues	4	26,586	21,884
Other income		1,642	726

		139,027	118,268

EXPENSES
Operating expenses		(13,060)	(8,753)
Taxes other than income tax	7(ii)	(7,486)	(8,034)
Exploration expenses		(4,360)	(4,584)
Depreciation, depletion and amortisation		(26,440)	(15,172)
Special oil gain levy	5	(11,871)	(13,639)
Crude oil and product purchases	4	(25,614)	(21,780)
Selling and administrative expenses		(3,276)	(1,246)
Others		(1,284)	(552)

		(93,391)	(73,760)

PROFIT FROM OPERATING ACTIVITIES		45,636	44,508
Interest income		556	633
Finance costs	6	(1,461)	(850)
Exchange gain/(loss), net		787	(356)
Investment income		1,224	1,037
Share of profits of associates		116	156
Share of profits of a joint venture		645	54
Non-operating income, net		264	27

PROFIT BEFORE TAX		47,767	45,209
Income tax expense	7(i)	(13,384)	(13,340)

PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		34,383	31,869

		Six months ended 30 June
	Notes	2013	2012
		(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE LOSS
Items that may be subsequently
reclassified to profit or loss:
Net loss on available-for-sale financial assets,
net of tax	9	(681)	(621)
Exchange differences on translation
of foreign operations		(2,467)	280
Share of other comprehensive loss of associates		(30)	(1)

OTHER COMPREHENSIVE LOSS
FOR THE PERIOD, NET OF TAX		(3,178)	(342)

TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		31,205	31,527

EARNINGS PER SHARE FOR THE
PERIOD ATTRIBUTABLE TO ORDINARY
EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	8	0.77	0.71
Diluted (RMB Yuan)	8	0.77	0.71

Details of the interim dividend declared for the period are disclosed in note 17 to the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position
30 June 2013
(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2013	2012
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	10	408,357	252,132
Intangible assets	3, 11	17,314	973
Investments in associates		4,088	3,857
Investment in a joint venture		20,460	20,160
Derivative financial assets	22	12	–
Available-for-sale financial assets	22	6,651	7,051
Deferred tax assets		547	40
Other non-current assets		2,903	963

Total non-current assets		460,332	285,176

CURRENT ASSETS
Inventories and supplies		8,648	5,247
Trade receivables	12	31,895	23,624
Derivative financial assets	22	305	–
Available-for-sale financial assets	22	52,820	61,795
Other current assets		12,459	8,314
Time deposits with maturity over three months		26,617	16,890
Cash and cash equivalents	13	21,498	55,024

Total current assets		154,242	170,894

CURRENT LIABILITIES
Loans and borrowings	15	45,965	28,830
Trade and accrued payables	14	40,531	23,989
Derivative financial liabilities	22	232	–
Other payables and accrued liabilities		25,126	17,435
Taxes payable		14,474	12,183

Total current liabilities		126,328	82,437

NET CURRENT ASSETS		27,914	88,457

TOTAL ASSETS LESS CURRENT LIABILITIES		488,246	373,633

		30 June	31 December
	Notes	2013	2012
		(Unaudited)	(Audited)

NON-CURRENT LIABILITIES
Loans and borrowings	15	84,144	29,056
Provision for dismantlement		43,449	29,406
Deferred tax liabilities		27,922	3,403
Derivative financial liabilities	22	12	–
Other non-current liabilities		3,103	1,988

Total non-current liabilities		158,630	63,853

NET ASSETS		329,616	309,780

EQUITY
Equity attributable to owners of the parent
Issued capital	16	949	949
Reserves		328,667	308,831

TOTAL EQUITY		329,616	309,780

Interim Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2013
(All amounts expressed in millions of Renminbi)

	Equity attributable to owners of the parent

		Share
		premium		Statutory
		and capital	Cumulative	and non-			Proposed
	Issued	redemption	translation	distributive	Other	Retained	final
	capital	reserve	reserve	reserves	reserves	earnings	dividend	Total

Balances at 1 January 2012	949	42,129	(17,187)	20,000	10,282	196,541	10,142	262,856
Profit for the period	–	–	–	–	–	31,869	–	31,869
Other comprehensive
income/(loss), net of tax	–	–	280	–	(622)	–	–	(342)

Total comprehensive
income/(loss)	–	–	280	–	(622)	31,869	–	31,527
2011 final dividend	–	–	–	–	–	(49)	(10,142)	(10,191)
Equity-settled share
option expenses	–	–	–	–	33	–	–	33

Balances at 30 June
2012 (Unaudited)	949	42,129	(16,907)	20,000	9,693	228,361	–	284,225

Balances at 1 January 2013	949	42,129	(17,229)	20,000	9,225	243,143	11,563	309,780
Profit for the period	–	–	–	–	–	34,383	–	34,383
Other comprehensive
loss, net of tax	–	–	(2,467)	–	(711)	–	–	(3,178)

Total comprehensive
income/(loss)	–	–	(2,467)	–	(711)	34,383	–	31,205
2012 final dividend	–	–	–	–	–	183	(11,563)	(11,380)
Equity-settled share
option expenses	–	–	–	–	11	–	–	11

Balances at 30 June
2013 (Unaudited)	949	42,129	(19,696)	20,000	8,525	277,709	–	329,616

Interim Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June 2013
(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	52,602	36,240
Net cash used in investing activities	(124,114)	(51,845)
Net cash generated from financing activities	38,093	5,707

Net decrease in cash and cash equivalents	(33,419)	(9,898)
Cash and cash equivalents at beginning of period	55,024	23,678
Effect of foreign exchange rate changes, net	(107)	21

Cash and cash equivalents at end of period	21,498	13,801

Notes to Interim Condensed Consolidated Financial Statements
30 June 2013
(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2013, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up share/registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands 23 August 1999	US$20,000,000,002	100%	Investment holding
OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance

Name of entity	Place and date of establishment	Nominal value of issued and paid-up share/registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries (continued):
CNOOC Finance (2011) Limited	British Virgin Islands 31 December 2010	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands 10 April 2012	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited**	British Virgin Islands 23 April 2013	US$1,000	100%	Bond issuance
Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC 1 March 2010	RMB 8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	NGN10 million	100%	Petroleum exploration, development and production in Africa

Name of entity	Place and date of establishment	Nominal value of issued and paid-up share/registered capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (continued):
CNOOC Iraq Limited	British Virgin Islands 15 October 2010	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Inc.	Canada 15 January 1999	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda 11 May 2010	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC***	Province of British Columbia, Canada 18 July 2012	CAD13, 671,421,700	100%	Oil and gas exploration, development and production in Canada
Nexen Petroleum UK Limited	England and Wales 24 April 1972	GBP98,009,131	100%	Oil and gas exploration, development and production in UK
Nexen Petroleum Nigeria Limited	Nigeria 11 March 1998	NGN30 million	100%	Oil and gas exploration, development and production in Nigeria
Nexen Petroleum Offshore USA Inc.	State of Delaware, United States of America 20 July 1990	US$14,790	100%	Oil and gas exploration, development and production in USA
Nexen Marketing	Province of Alberta, Canada 1 January 1995	N/A	100%	Sales and marketing of oil and gas products in North America
Nexen Oil Sands Partnership	Province of Alberta, Canada 22 March 2005	N/A	100%	Oil and gas exploration, development and production in Canada

Name of entity	Place and date of establishment	Nominal value of issued and paid-up share/registered capital	Percentage of equity attributable to the Group	Principal activities
Joint venture:
Bridas Corporation	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Northern Cross (Yukon) Limited	Yukon, Canada 19 September 1994	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**	CNOOC Finance (2013) Limited was incorporated on 23 April 2013, for issuing guaranteed notes (note 15).

***
CNOOC Canada Holding Ltd. was incorporated on 18 July 2012, for oil and gas investment in Canada. On 25 February 2013, the registered capital was increased to CAD9,505,391,000. CNOOC Canada Holding Ltd. was relocated to British Columbia of Canada and alternated the nature of the company to unlimited liability company (“ULC”) on 18 March 2013. CNOOC Canada Holding Ltd. changed its name to CNOOC Canada Holding ULC on the same day. An additional contribution of CAD4,166,030,700 was made on 28 May 2013, and the registered capital was increased to CAD13, 671,421,700. CNOOC Canada Holding ULC and Nexen Energy ULC (formerly known as Nexen Inc.) were amalgamated as one company under the name CNOOC Canada Holding ULC on 20 June 2013. After the amalgamation, CNOOC Canada Holding ULC changed its name to Nexen Energy ULC on the same day.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2013 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) and Hong Kong Accounting Standard 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2012, except for the first time adoption of the following new and revised International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) effective for the Group’s financial year beginning on 1 January 2013:

IFRS 13/HKFRS 13 – Fair Value Measurement

IFRS 13/HKFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs. Consequential amendments have been made to IAS 34/HKAS 34 to require certain disclosures to be made in the interim condensed consolidated financial statements. In accordance with the transitional provisions of IFRS 13/HKFRS 13, the Group has applied the new fair value measurement and disclosure requirements prospectively. The application of IFRS 13/HKFRS 13 has no impact to the financial position and performance of the Group but result in more extensive disclosure in the consolidated financial statements for the year ending 31 December 2013. Disclosures of fair value information are set out in note 22.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (CONTINUED)

IAS 1/HKAS 1 (Amendments) – Presentation of Items of Other Comprehensive Income

The IAS 1/HKAS 1 (Amendments) introduce new terminology, whose use is not mandatory, for statement of comprehensive income and income statement. Under the amendments to IAS 1/HKAS 1, the “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and the “income statement” is renamed as the “statement of profit or loss”. The amendments to IAS1/HKAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. IAS 1/HKAS 1 (Amendments) requires companies preparing financial statements in accordance with IFRSs/HKFRSs to group items of other comprehensive income into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

IAS 34/HKAS 34 (Amendments) – Interim Financial Reporting

The amendment clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (1) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; and (2) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment. The adoption of this amendment does not have any impact on the financial position or performance of the Group and the Group has followed the requirement to disclose its segment information.

The adoption of the other new and revised IFRSs/HKFRSs does not have any impact on the accounting policy, financial position or performance of the Group.

3.	ACQUISITION

On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

On 19 February 2013, the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) signed a short-term bank loan agreement with the maturity of one year of approximately US$6 billion, for the payment of the consideration related to the acquisition of Nexen.

The acquisition of Nexen was subsequently completed on 26 February 2013 (Beijing time). The  consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen to settle its long-term incentive plans. The indebtedness of Nexen at the acquisition date remains outstanding except for the US $460 million of subordinated debt that was subsequently repaid.

3.	ACQUISITION (CONTINUED)

The fair values of the identifiable assets and liabilities of Nexen as at the date of acquisition are as follows:

Fair value
recognised
on acquisition

Property, plant and equipment	151,016
Intangible assets	3,586
Investment in associate	234
Deferred tax assets	119
Other non-current assets	892
Trade receivables	11,148
Inventories and supplies	2,782
Other current assets	672
Cash and cash equivalents	4,858
Trade and accrued payables	(17,678)
Taxes payable	(1,399)
Other payables and accrued liabilities	(529)
Loans and borrowings	(34,893)
Provisions for dismantlement	(12,992)
Deferred tax liabilities	(26,745)
Other non-current liabilities	(1,681)

Net assets acquired	79,390
Goodwill on acquisition	13,394

Satisfied by cash	92,784

The goal of the Nexen acquisition was to provide for a more economically efficient platform with higher and more consistent growth potential. The new portfolio is expected to be better balanced, with lower-risk resource plays located in OECD countries that help smooth out the volatility inherent in the Group’s other international programs. More importantly, the acquisition results in the Company holding increased positions in Canadian oil sands and proven offshore basins, which tie directly to the Company’s strategy to identify and develop unconventional resources and explore in related proven basins.

3.	ACQUISITION (CONTINUED)

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	92,784
Cash and cash equivalents acquired	(4,858)

Net outflow of cash and cash equivalents in respect of the acquisition	87,926

Since the acquisition, Nexen contributed RMB15,356 million to the Group’s turnover and RMB197 million to the consolidated profit for the period.

Had the acquisition taken place at the beginning of the period, the revenue of the Group and the consolidated profit for the period would have been RMB146,639 million and RMB34,710 million, respectively.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to the statement of profit or loss directly.

4.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s trading activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

5.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. MOF has decided to increase the threshold of the SOG Levy to US$55, with effect from 1 November 2011. Notwithstanding this adjustment, the SOG Levy will continue to have five levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

6.	FINANCE COSTS

Accretion expenses of approximately RMB893 million (six months ended 30 June 2012: approximately RMB647 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2013.

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2012: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Operating subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

7.	TAX (CONTINUED)

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

–
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalties as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	34,383	31,869

Number of shares:
Number of ordinary shares issued at
the beginning of the period	44,646,305,984	44,646,305,984

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,646,305,984	44,646,305,984
Effect of dilutive potential ordinary shares under
the share option schemes	139,277,790	161,740,031

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,785,583,774	44,808,046,015

Earnings per share – Basic	RMB0.77	RMB0.71

– Diluted	RMB0.77	RMB0.71

9.	NET LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Available-for-sale financial assets:
Fair value change arising during the period	500	9
Reclassification adjustment for net
gain included in the investment income	(1,224)	(509)
Income tax effect	43	(121)

	(681)	(621)

The other comprehensive income or loss of the Group’s available-for-sale investments was derived from investment of corporate wealth management products, liquidity funds and the investment in the equity securities of MEG Energy Corporation.

10.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2013, additions to the Group’s property, plant and equipment, including the property, plant and equipment acquired in acquisitions, amounted to approximately RMB190,309 million (six months ended 30 June 2012: approximately RMB32,474 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB1,103 million (six months ended 30 June 2012: approximately RMB684 million) in respect of interest capitalised in property, plant and equipment.

11.	INTANGIBLE ASSETS

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rights contracts and seismic data usage rights. The computer softwares are amortised over their respective useful lives on the straight-line basis. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas using the unit-of-production method. The intangible assets regarding the marketing transportation and storage contracts and drilling rights contracts are amortised over the life of the contracts. The intangible assets related to the seismic data usage rights are amortized over the estimated useful life of the seismic data.

Included in intangible assets is an amount of USD2,133 million (equivalent to RMB13,394 million and RMB13,183 million as at the date of acquisition and 30 June 2013, respectively) related to goodwill with respect to the acquisition of Nexen (note 3).

12.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 30 June 2013 and 31 December 2012, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

13.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include restricted cash for margin deposits of approximately RMB247 million relating to the Group’s exchange-traded derivative contracts used in the energy marketing business.

14.	TRADE AND ACCRUED PAYABLES

As at 30 June 2013 and 31 December 2012, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

15.	LOANS AND BORROWINGS
Current
	Effective interest rate	30 June	31 December
	and final maturity	2013	2012
		(Unaudited)	(Audited)

Short-term loans
and borrowings
- General loan	LIBOR+0.85% to 1.85% per annum
	with maturity within one year	45,724	27,343

		45,724	27,343

Loans and borrowings
due within one year
For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity within one year	241	231
Notes*		–	1,256

		241	1,487

		45,965	28,830

Non-current
	Effective interest rate	30 June	31 December
	and final maturity	2013	2012
		(Unaudited)	(Audited)

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity through 2021	2,162	2,326
Notes*		81,982	26,730

		84,144	29,056

As at 30 June 2013, all the bank loans of the Group were unsecured. None of the outstanding borrowings was guaranteed by CNOOC.

15.	LOANS AND BORROWINGS (CONTINUED)

*
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company. The principal amount of US$200 million of 4.125% guaranteed notes was repaid in May 2013.

The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company in May 2013. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at 30 June 2013, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at 30 June 2013, US$62 million of notes remain outstanding.

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

15.	LOANS AND BORROWINGS (CONTINUED)

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by CNOOC Limited since 22 March 2013.

During November 2003, Nexen issued US$460 million of unsecured subordinated debentures. Interest was payable quarterly at a rate of 7.35%, and the principal was to be repaid in November 2043. Nexen had completed the redemption of such debentures on 28 March 2013.

**
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

There is no default of principal, interest or redemption terms of the loans and borrowings during the period.

16.	ISSUED CAPITAL

			Issued
	Number	Share	share capital
Shares	of shares	capital	equivalent of
		HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2013 and
31 December 2012	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2012	44,659,180,984	893	949
Shares repurchased and cancelled in 2012	(12,875,000)	–	–

As at 31 December 2012 (audited)	44,646,305,984	893	949

As at 30 June 2013 (unaudited)	44,646,305,984	893	949

17.	DIVIDEND

On 20 August 2013, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive) per share (six months ended 30 June 2012: HK$0.15 (tax inclusive) per share), totalling approximately HK$11,162 million (tax inclusive) (equivalent to approximately RMB8,891 million (tax inclusive)) (six months ended 30 June 2012: approximately RMB5,459 million (tax inclusive)), based on the number of issued shares as at 30 June 2013.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

18.	SHARE OPTION SCHEMES

The Company has adopted the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section); and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in the interim report.

During the six months ended 30 June 2013, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
		average
	Number of	exercise
	share options	price
		HK$

Outstanding as at 1 January 2013	411,154,900	9.51
Expired during the period	(13,549,966)	2.11

Outstanding as at 30 June 2013	397,604,934	9.76

Exercisable as at 30 June 2013	397,604,934	9.76

No share options had been cancelled during the six months ended 30 June 2013.

As at 30 June 2013, the share options outstanding under these share option schemes represented approximately 0.89% of the Company’s shares in issue as at that date (31 December 2012: 0.92%).

18.	SHARE OPTION SCHEMES (CONTINUED)

Other than those disclosed in these interim condensed consolidated financial statements, no right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2013.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

19.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2010 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 24 November 2010. The annual caps of the “sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

Comprehensive framework agreement with CNOOC in respect of a range of products and services (continued)

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

b)	Long-term sales of natural gas and liquefied natural gas

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

Pricing principles

The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by the CNOOC Group to the Group and paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by the CNOOC Group to the Group as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by the CNOOC Group to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to the CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to the CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Provision of exploration and support services	3,905	3,936
– Inclusive of amount capitalised under property,
plant and equipment	2,613	2,298
Provision of oil and gas development and support services	12,000	7,314
Provision of oil and gas production and
support services (Note a)	3,581	3,632
Provision of marketing, management
and ancillary services (Note b)	320	278
FPSO vessel leases (Note c)	601	559

	20,407	15,719

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2013 and 2012.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products
(other than long-term sales of natural gas
and liquefied natural gas) (Note d)	85,835	73,415
Long-term sales of natural gas
and liquefied natural gas (Note e)	3,126	2,385

	88,961	75,800

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Interest income from deposits in CNOOC
Finance (Note f)	250	134

(b)	Deposits made by the Group

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Deposits in CNOOC Finance (Note f)	18,500	18,227

(v)	Balances with CNOOC Group

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	7,424	337
Amounts due to other related parties
– included in trade and accrued payables	13,507	11,975

	20,931	12,312

Amounts due from other related parties
– included in trade receivables	13,640	15,362
– included in other current assets	1,006	431

	14,646	15,793

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(vi)	Balance with a joint venture

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Amount due from a joint venture
– included in other current assets	85	88

	85	88

(vii)	Transactions and balances with other state-owned entities

The Group enters into extensive transactions covering purchases or sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned entities, other than the CNOOC Group, in the normal course of business at terms comparable to those with other non state-owned entities. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned entities are individually not significant. The individually significant sales transactions with these state-owned entity customers: 16% (six months ended 30 June 2012: 29%) of the Group’s revenue in the six-month period ended 30 June 2013 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 30 June 2013, as summarised below:

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Cash and cash equivalents	7,539	41,833
Time deposits with financial institutions	8,972	1,077
Specific dismantlement fund accounts	1,609	547

	18,120	43,457

Short-term loans	17,918	10,057

Interest rates for the above time deposits and short-term loans are at prevailing market rates.

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Short-term employee benefits	9	8
Pension scheme contributions	–	–

Amount paid/payable during the period	9	8
Share options*	2	33

	11	41

*
This item represents the fair value of share options measured according to the Group’s accounting policy. No key management personnel exercised any share option during the six months ended 30 June 2013 or 2012.

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC Group. Individual sales contracts were entered into from time to time between the Group and CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long-term sales contracts usually last for 15 to 20 years.

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

Notes (continued):

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 20 August 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) during the period/year.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years’ exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period). CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of 30 June 2013, the accumulated investment incurred was RMB233 million.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

20.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2013, the following capital commitments are principally for the construction and purchases of property, plant and equipment:

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Contracted, but not provided for*	43,489	27,502
Authorised, but not contracted for	82,836	80,682

*	The amount includes the estimated payments with respect to the Group’s exploration and production licenses to the Ministry of Land and Resources of the PRC for the next five years.

The above table includes a commitment of approximately RMB7,917 million (31 December 2012: RMB11,375 million) contracted with CNOOC Group. Capital commitments of a joint venture:

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Contracted, but not provided for	352	350
Authorised, but not contracted for	892	187

As at 30 June 2013, the Group had unutilised banking facilities amounted to approximately RMB49,050 million (31 December 2012: approximately RMB57,662 million).

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 2 months to 24 years.

As at 30 June 2013, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Commitments due:
No later than one year	425	334
Later than one year and not later than two years	314	55
Later than two years and not later than five years	430	31
Later than five years	435	–

	1,604	420

The above table includes minimum lease payments of approximately RMB158 million (31 December 2012: RMB202 million) to CNOOC Group. Office properties commitments of a joint venture:

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Commitments due:
No later than one year	22	7
Later than one year and not later than two years	14	6
Later than two years and not later than five years	18	7
Later than five years	7	–

	61	20

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 7 months to 25 years.

As at 30 June 2013, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2013	2012
	(Unaudited)	(Audited)

Commitments due:
No later than one year	730	585
Later than one year and not later than two years	483	292
Later than two years and not later than five years	919	666
Later than five years	1,389	1,173

	3,521	2,716

The above table includes minimum lease payments of approximately RMB1,559 million (31 December 2012: RMB1,379 million) to the CNOOC Group.

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court (“FHC”). In March 2011, the FHC delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies (continued)

(b)
On 26 October 2011, the Company received a notice of assessment from Federal Inland Revenue Service of Nigeria (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax in the year of 2010 for the Company’s investment in OML130 project, shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation (“NNPC”). The Company contested the notice of assessment. On 13 January 2012, the Company, together with SAPETRO (collectively referred to as the “PSC Partners”), has filed an appeal in relation thereto to the local Tax Appeal Tribunal (“TAT”). Since TAT ruled that it has jurisdiction over this dispute and struck out NNPC as the defendant, NNPC has filed an appeal to FHC against TAT’s decision. Therefore, TAT suspended its ongoing proceeding for the verdict of FHC.

The Company received a notice of assessment issued by FIRS on 13 June 2012, stating that the investment tax allowance (“ITA”), instead of investment tax credit (“ITC”) should be applied for the PPT calculation of the Company’s investment in OML130 project. In July 2012, the PSC Partners filed an appeal in relation thereto to the TAT. However, whether TAT has jurisdiction over this dispute is uncertain under the Nigerian Law. In order to protect the right of action, the PSC Partners filed an application to the FHC on 13 September 2012, seeking the permission to file a lawsuit over the application of ITA/ITC dispute at the FHC. The appeal over ITA/ITC dispute at TAT was withdrawn on 9 November 2012. No verdict has been issued to date, and the results of the appeals are still uncertain.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies (continued)

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), a US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield.

On 21 June 2012, the State Oceanic Administration of the PRC (the “SOA”) announced the Accident Investigation and Settlement Report by a Joint Investigation Team on the Penglai 19-3 Oilfield Oil Spill Accidents, pointing out that the Joint Investigation Team has concluded that COPC violated the oilfield Overall Development Program, had defects in its operation procedures and management, and failed to take necessary precautionary measures against foreseen risks, all of which eventually resulted in the oil spills. The Penglai 19-3 Oilfield Oil Spill Accidents were accidents involving liabilities, causing significant marine pollution by oil spill. Pursuant to the PSC, COPC (the operator of the oilfield) shall bear full responsibility for the oil spill accidents. On 16 February 2013, the SOA announced, through its official website, that following a series of rectification measures, COPC was permitted to gradually resume the production of the Penglai 19-3 oilfield.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the interim condensed consolidated financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

20.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies (continued)

(e)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly (the “Plaintiff”) situated in the Unites States District Court for the Southern District of New York (the “Trial Court”) (the foregoing legal action is therein below referred as the “Complaint”). The Complaint is lodged against the Company and certain of its officers, which alleges that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company. On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff appealed to the United States Court of Appeals for the Second Circuit.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in these financial statements.

21.	SEGMENT INFORMATION

In previous corresponding periods, the Group reported three segments that comprised independent operations, operations under joint arrangements and trading business. The Group is engaged worldwide in the upstream operating activities of the oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. Segmental reporting has been changed with effect from the second half of 2012 and such change has been reflected in the consolidated financial statements for the year ended 31 December 2012, in line with the change in the way the Group’s businesses are managed by the chief operating decision makers. The Group now reports the business through three reporting segments: exploration and production (“E&P”), trading business and corporate. Within each segment, geographical segments are presented as well and there are two new segments, South America and Europe, during the six months ended 30 June 2013. Segment information for the six months ended 30 June 2012 has been restated to conform to current period’s presentation.

The following table presents revenue, profit and assets and liabilities information for the Group’s segments.

Six months ended 30 June 2013 (unaudited)

								Trading
	E&P							business	Corporate	Eliminations	Consolidated
		Asia
		excluding			North	South
	PRC	PRC	Oceania	Africa	America	America	Europe

Segment revenue
Sales to external customers:
Oil and gas revenue	80,372	4,359	995	8,631	7,417	91	8,934	–	–	–	110,799
Marketing revenue	–	–	–	–	–	–	–	26,586	–	–	26,586
Intersegment income	–	2,172	694	4,791	–	–	–	–	–	(7,657)	–
Other income	339	–	–	–	930	–	93	125	161	(6)	1,642

Total	80,711	6,531	1,689	13,422	8,347	91	9,027	26,711	161	(7,663)	139,027

Segment results
Profit/(loss) for the period	27,958	2,696	1,026	7,409	(400)	4	1,219	490	2,570	(8,589)	34,383

21.	SEGMENT INFORMATION (CONTINUED)

As at 30 June 2013 (unaudited)

								Trading
	E&P							business	Corporate		Eliminations	Consolidated

		Asia
		excluding			North	South
	PRC	PRC	Oceania	Africa	America	America	Europe

Other segment information
Segment assets	169,046	18,254	3,660	51,897	153,260	979	54,496	11,170	324,984	*	(173,172)	614,574

Segment liabilities	(128,359)	(9,599)	(2,505)	(31,159)	(74,367)	(217)	(38,801)	(7,740)	(125,686)		133,475	(284,958)

*	The amount includes the goodwill of RMB13,183 million arising from acquisition of Nexen of which the initial allocation has not been completed as at 30 June 2013.

Six months ended 30 June 2012 (unaudited) (restated)

								Trading
	E&P							business	Corporate	Eliminations	Consolidated

		Asia
		excluding			North	South
	PRC	PRC	Oceania	Africa	America	America	Europe

Segment revenue
Sales to external customers:
Oil and gas revenue	81,054	3,341	747	8,191	2,325	–	–	–	–	–	95,658
Marketing revenue	–	–	–	–	–	–	–	21,884	–	–	21,884
Intersegment income	–	1,441	459	5,720	–	–	–	–	–	(7,620)	–
Other income	83	–	–	–	377	–	–	–	273	(7)	726

Total	81,137	4,782	1,206	13,911	2,702	–	–	21,884	273	(7,627)	118,268

Segment results
Profit/(loss) for the period	28,930	1,495	634	7,268	(301)	–	–	95	1,449	(7,701)	31,869

21.	SEGMENT INFORMATION (CONTINUED)

As at 31 December 2012 (audited)

								Trading
	E&P							business	Corporate	Eliminations	Consolidated

		Asia
		excluding			North	South
	PRC	PRC	Oceania	Africa	America	America	Europe

Other segment information
Segment assets	160,349	14,292	4,146	37,443	57,654	–	–	3,172	365,553	(186,539)	456,070

Segment liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	–	–	(3,020)	(69,866)	171,077	(146,290)

22.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables, other payables and accrued liabilities and short-term loans approximated to their fair values at the reporting date due to the short maturity of these instruments.

At 30 June 2013, the fair value of the Group’s long-term bank loans with floating interest rates approximated to the carrying amount of RMB3,384 million.

The estimated fair value of the Group’s long-term guaranteed notes, based on current market interest rates was approximately RMB77,216 million as at 30 June 2013, which was determined by reference to the market price as at 30 June 2013.

22.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1:
quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2:
fair value are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3:
fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

22.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

As at 30 June 2013, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2013	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds	15	–	15	–
Corporate wealth management products	46,173	–	46,173	–
Liquidity funds	6,632	6,632	–	–
Derivative financial assets – current	305	11	118	176

	53,125	6,643	46,306	176

Available-for-sale financial assets – non current
Equity investment in MEG	4,870	4,870	–	–
Derivative financial assets – non current	12	–	12	–

	4,882	4,870	12	–

Liabilities measured at fair value
Derivative financial liabilities – current	(232)	(79)	(57)	(96)

Derivative financial liabilities – non current	(12)	–	(12)	–

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity. Inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

22.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the period ended 30 June 2013 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

Fair value, beginning of period	–
Acquisition of subsidiaries	279
Net gains in profit or loss	150
Settlements	(349)

Fair value, end of period	80

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2. The Group performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at 30 June 2013 could decrease by RMB11 million.

23.	SUBSEQUENT EVENTS

There have been no subsequent events that need to be disclosed in the interim condensed consolidated financial statements.

24.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2013 were approved and authorised for issue by the Board on 20 August 2013.

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF
CNOOC LIMITED
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 10 to 57 which comprise the interim condensed consolidated statement of financial position as of 30 June 2013 and the related interim condensed consolidated statements of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
20 August 2013

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2013, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding	outstanding at			before the
	at the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Executive Directors
Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors
Yang Hua	1,150,000	—	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Zhou Shouwei	1,750,000	—	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	1,750,000	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	2,450,000	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	2,700,000	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	2,835,000	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	2,835,000	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,800,000	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

DIRECTORS’ INTERESTS (CONTINUED)

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Wu Zhenfang	800,000	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,800,000	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,800,000	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Independent Non-executive Directors
Chiu Sung Hong**	1,150,000	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152

Other Employees
in Aggregate	10,649,966	—	24 February 2003	24 February 2003 to 24 February 2013	2.09	2.108
	17,649,934	17,649,934	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	27,230,000	27,230,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	39,870,000	39,870,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	46,798,000	46,798,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	57,795,000	57,795,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	71,676,000	71,676,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	85,495,000	85,495,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**
Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on 19 July 2013 and the allotment was completed on 26 July 2013.

During the six months ended 30 June 2013, no share options granted under the share option schemes of the Company were exercised.

DIRECTORS’ INTERESTS (CONTINUED)

All the interests stated above represent long positions. As at 30 June 2013, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2013.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 30 June 2013, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Percentage
			of total
		Ordinary shares held	issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.45%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.45%
(iii)	CNOOC	28,772,727,273	64.45%

Note:
CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2013, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme and 2001 Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”) and a share option scheme (the “2001 Share Option Scheme”). The exercise periods for all options granted under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme have lapsed.

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2013 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Save as disclosed in Note 15 – Loans and Borrowings to the Interim Condensed Consolidated Financial Statements of this interim report, there was no purchase, sale or redemption of the Company’s listed securities by the Company or any of its subsidiaries during the six months ended 30 June 2013.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2013, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report as set out in the Appendix 14 to the Listing Rules (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2013, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN SENIOR MANAGEMENT

During the six months ended 30 June 2013, there were changes in senior management.

On 22 March 2013, Mr. Chen Wei and Mr. Fang Zhi were appointed as executive vice presidents of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there has been no change in information of Directors of the Company subsequent to the date of the 2012 Annual Report of the Company.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2012, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9 September 2013 (Monday) to 13 September 2013 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 6 September 2013 (Friday). The interim dividend will be paid on or around 10 October 2013 (Thursday) to shareholders whose names appear on the register of members on 13 September 2013 (Friday) (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2013 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2013 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2013 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2013 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 6 September 2013 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2013 INTERIM DIVIDEND (CONTINUED)

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Zhong Hua Joint Company Secretary

Hong Kong, 20 August 2013

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on 24 April 2013. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Registered Office
65/F, Bank of China Tower,
1 Garden Road, Hong Kong
Tel : (852) 2213 2500
Fax : (852) 2525 9322

Beijing Office
CNOOC Tower, No. 25 Chaoyangmen Beidajie,
Dongcheng District, Beijing, China
Zip Code : 100010
Website : www.cnoocltd.com

Investor Relations
Beijing
Tel : (8610) 8452 2973
Fax : (8610) 8452 1441
E-mail : ir@cnooc.com.cn
Hong Kong
Tel : (852) 2213 2502
Fax : (852) 2525 9322
E-mail : zhongyx@cnooc.com.cn

Media / Public Relations
Tel : (8610) 8452 6642
Fax : (8610) 8452 1441
E-mail : mr@cnooc.com.cn

EXHIBIT 99.2

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)
30 August 2013
Dear Non-registered holder (1),

CNOOC Limited (the “Company”)
–Notice of publication of 2013 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully, By order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Note: (1)
This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[1]：

中國海洋石油有限公司（「本公司」）
–2013 中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用 Adobe® Reader® 開啓查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址爲香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk) 內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間爲星期一至五（公眾假期除外）上午 9時正至下午 6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
中國海洋石油有限公司
聯席公司秘書
鍾華
謹啓

2013 年 8 月 30 日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-30082013-1(21)

Request Form 申請表格

To: CNOOC Limited (the "Company") (Stock Code: 00883)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： **中國海洋石油有限公司（「本公司」）**
（股份代號：00883）
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark **ONLY ONE** （**X**） of the following boxes)
(請從下列選擇中，僅在其**中一個空格**內劃上「**X**」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. This letter is addressed to Non-registered holders ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件乃向本公司之非登記持有人("非登記持有人" 指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) "Personal Data" in these statements has the same meaning as "personal data" in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong ("PDPO").
本聲明中所指的「個人資料」具有香港法例第 486 章《個人資料（私隱）條例》(「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.
閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及／或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.
中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及／或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
閣下有權根據《私隱條例》的條文查閱及／或修改 閣下的個人資料。任何該等查閱及／或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）的個人資料私隱主任提出。

**Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CNOH-30082013-1(21)

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。

如在本港投寄毋須貼上郵票。

Please cut the mailing label and stick this on the envelope to return this Request Form to us.

No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong